Exhibit 99.1
     On November 1, 2007, Moody’s Investors Service changed the outlook on Eksportfinans ASA’s Aaa long-term debt ratings to negative from stable.
     A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.